UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 17 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 16 June 2011, entitled “ Vodafone  Announces Completion of the Disposal of its Stake in SFR”

16 June 2011

VODAFONE ANNOUNCES COMPLETION OF THE DISPOSAL OF ITS STAKE IN SFR

Further to the announcement on 4 April 2011, and following clearance of the transaction by the relevant competition and regulatory authorities, Vodafone1 today announces the completion of the disposal of its entire 44% shareholding in SFR to Vivendi.

Vodafone has received a cash consideration of €7.75 billion (£6.8 billion2) from Vivendi and a final dividend from SFR of €200 million (£176 million). Vodafone and SFR have also entered into a Partner Market agreement which will maintain their commercial co-operation.

The £4 billion associated share buyback programme will commence shortly.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

Important information

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the anticipated return and use of the net proceeds of sale from Vodafone’s disposal of its shareholding in SFR, and its service offerings in Europe. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings   “Forward-looking statements” and  “Principal risk factors and uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2011.  The Annual Report can be found on Vodafone’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this press release will be realised.  Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 371 million customers in its controlled and jointly controlled markets as at 31 March 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

About Vivendi

Vivendi, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications. The company provides digital and pay television services, sells music compact discs (CDs), develops and distributes interactive entertainment, and operates mobile and fixed-line telecommunications.

www.vivendi.com

About SFR

Société Française du Radiotéléphone (SFR) is a telecommunications company. The company designs, builds and operates telephone systems for fixed and mobile phones, designs, builds, commercializes, and operates any system, equipment, services or networks in relation to voice and data transmission in France. SFR also operates fixed and fibre-to-the-home network and systems.

www.sfr.fr

Notes

1 The seller is Vodafone S.A., a wholly-owned subsidiary of the Vodafone Group

2 At an exchange rate of £:€ 1.13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 17 June 2011	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
Title: Group General Counsel and Company Secretary